Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, District of Columbia 20006-1806

Tel. 202.373.6000

Fax: 202.373.6001

www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

June 23, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on January 28, 2015 regarding the Trust’s Post-Effective Amendment No. 381, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 15, 2014 for the purpose of registering shares of the WisdomTree CBOE S&P 500 PutWrite Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please identify the investments that have “economic characteristics that are substantially identical to the economic characteristics of [the Index’s] component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depositary receipts based on component securities and TBA Transactions. As a practical matter, the Fund does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

2.	Comment: In the “Principal Investment Strategies of the Fund” section, please describe what the Fund is designed to do and/or how the Fund is expected to perform in relation to the S&P 500 Index.

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Mr. Ed Bartz June 23, 2015 Page 2

Response: We have added the following disclosure to the second paragraph of the “Principal Investment Strategies of the Fund” section to describe how the Index’s put option sales strategy works and how it relates to that of the S&P 500 Index:

By selling a SPX Put, the Fund receives a premium from the option buyer, which increases the Fund’s return if the option is not exercised and expires worthless. If, however, the value of the S&P 500 Index falls below the SPX Put’s strike price, the option finishes “in-the-money” and the Fund pays the buyer the difference between the strike price and the value of the S&P 500 Index. The Index’s strategy (and, accordingly, the Fund’s strategy) of selling cash-secured SPX Puts serves to partially offset a decline in the value of the S&P 500 Index to the extent of the premiums received. Further, if the value of the S&P 500 Index increases beyond the amount of premiums received, Index (and Fund) returns would not be expected to increase accordingly.

3.	Comment: How are SPX Puts valued for purposes of the Fund’s 80% policy? Please confirm notional value is not used for the 80% calculation.

Response: We confirm that notional value is not used for the 80% calculation. The Fund values SPX Puts based on the last sale price available furnished by a pricing service, such as Reuters.

4.	Comment: Please revise the “Principal Investment Strategies of the Fund” section in plain English to clarify the Fund’s strategy for retail investors. For example, please consider revising the following sentences as indicated below:

The number of SPX Puts sold by the Fund varies month to month but is limited by the amount held by the Fund in the Treasury bill money market account, the value of which must be at least equal to the maximum possible loss from final settlement of the SPX Puts. Thus, to ensure that the SPX Puts are fully collateralized, the total value of the Treasury bill investments held by the Fund on the Roll Date must be equal to the maximum possible loss from final settlement of the SPX Puts or the product of the number of SPX Puts sold and the at-the-money strike price. At each Roll Date, any settlement loss from the expiring SPX Puts is paid for ~~financed~~ by the Fund’s Treasury bill investments and a new batch of at-the-money SPX Puts is sold.

Response: We have made revisions to the “Principal Investment Strategies of the Fund” section to clarify the Fund’s strategy for retail investors, including the following addition to the last sentence in that section: “The Fund expects to operate in a similar manner as the foregoing Index description in seeking to track the Index.”

5.	Comment: In the “Principal Investment Strategies of the Fund” section, please define what it means for a SPX Put to be “struck at-the-money.”

Response: We have made the requested change.

Mr. Ed Bartz June 23, 2015 Page 3

6.	Comment: In the “Principal Investment Strategies of the Fund” section, please clarify the meaning of the following sentence: “The number of SPX Puts sold on the Roll Date is chosen to ensure full collateralization.”

Response: We have removed this sentence from the Fund’s principal investment strategy.

7.	Comment: Please provide an example in the last paragraph of the “Principal Investment Strategies of the Fund” section that clarifies for retail investors how SPX Puts are settled at expiration.

Response: We have removed this paragraph from the Fund’s principal investment strategy and relocated it in the “Index Description” section of the SAI. The Registrant believes that other changes in the Principal Strategy section have added clarity regarding SPX settlement and potential Fund obligations.

8.	Comment: Please add more specific information about the downside risks of a put write strategy.

Response: We have revised the Put Option Risk description in the “Principal Risks of Investing in the Fund” as follows:

Put Option Risk. Options may be subject to volatile swings in price influenced by changes in the value of the underlying instrument. The SPX Puts sold by the Fund may have imperfect correlation to the returns of the Index. Although the Fund collects premiums on the options it writes, the Fund’s risk of loss if its options expire in-the-money (i.e., the Fund, as the seller of the SPX Puts, owes the buyer of the SPX Puts) may outweigh the gains to the Fund from the receipt of such option premiums. The potential return to the Fund is limited to the amount of option premiums it receives; however, the Fund can potentially lose up to the entire strike price of each option it sells.

9.	Comment: Please confirm supplementally that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: Confirmed.

SAI

10.	Comment: The Staff notes that “exchange traded funds” are mentioned under the “Specific Investment Strategies” section of the SAI. Please confirm supplementally that the Fund will include a line item for acquired fund fees and expenses in the Fund’s fee table if the Fund invests in ETFs.

Response: Although it is permissible for the Fund to invest up to 20% of its net assets in ETPs, such as other ETFs, as set forth in the “Additional Information About the Fund’s Investment Strategy” section of the Prospectus, the Adviser does not anticipate the Fund generating any acquired fund fees and expenses that would require the inclusion of a line item in the Fund’s fee table.

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Mr. Ed Bartz June 23, 2015 Page 4

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:    Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.